                                                                    Exhibit 99.2

[GRAPHIC DEPICTING
PERSON RUNNING
APPEARS HERE]

                         EXTRAORDINARY GENERAL MEETING

                              September 25, 2000


                           [HAVAS ADVERTISING LOGO]

                             INTRODUCTORY MATTERS

"FORWARD-LOOKING INFORMATION

This document contains certain "forward-looking statements" about the proposed merger of Havas Advertising and Snyder Communications. These include statements regarding the anticipated closing date of the transaction, anticipated tax consequences, and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in integrating the Snyder Communications companies with the Havas Advertising divisions, and changes in general economic conditions that may adversely affect the businesses in which Havas Advertising and Snyder Communications are engaged and changes in the securities markets.

ADDITIONAL INFORMATION

Havas Advertising and Snyder Communications filed a proxy statement / prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising are free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 33-1-41 34 30 00. Documents filed with the SEC by Snyder Communications are available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265. INVESTORS SHOULD READ THE PROXY STATEMENT / PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Snyder Communications and its directors, executive officers and certain other members of Snyder Communications management and employees may be soliciting proxies from Snyder Communications shareholders in favor of the merger. Information concerning the participants in the proxy solicitation is set forth opposite the first seven beneficial owners listed in Item 12 of the Annual Report on form 10-K of Snyder Communications for the year ended December 31, 1999 on file with the SEC (Commission File no. 1-12154). Information concerning the participants in the proxy solicitation is also set forth in the proxy statement / prospectus filed with the SEC. Investors are able to obtain these documents free of charge at the SEC's web site, www.sec.gov.

FINANCIAL ACCOUNTING STANDARDS

All financial information given in this presentation concerning Havas Advertising is presented according to French Generally Accepted Accounting Standards, or estimations based on internal management accounts."

                                    AGENDA

I.   Havas Advertising at September 27, 2000

II.  Snyder Acquisition Closing

III. First Half Year 2000 Results

IV.  Conclusions & Objectives

V.   Resolutions

                    Havas Advertising at September 27, 2000

 .  4th largest communications group worldwide

 .  Revenue of 2.2 billion euro (pro forma target)

 .  Pro forma market capitalization of 6 billion euro

 .  20,000 worldwide staff of which 10,000 are based in US

 .  Present in 75 countries

 .  Interactive leadership

 .  World's largest base in marketing services

 .  Organized in 4 multicultural and decentralized divisions

 .  Fastest growing worldwide communications group in 1999

______________
*Assuming effectiveness of Snyder merger on the 26th
*Based on proforma estimated 99 GI including Snyder.  Source:  Ad Age Apr. 2000

                   ADVERTISING COMMUNICATIONS GROUP RANKING

                                  [BAR CHART]

                        Gross Income 1999 in million $

                                                                                                                        billion $
1.  WPP                         Ogilvy & Mather/J. Walter Thompson/Young & Rubicam [UK Flag Icon] [US Flag Icon]           6.68
2.  Omnicom                     BBDO/DDB/TBWA/Ketchum   [US Flag Icon]                                                     5.74
3.  Interpublic                 Mc Cann/Lintas + Lowe  [US Flag Icon]                                                      5.07
4.  Havas Advertising           Euro RSCG Worldwide/Arnold                                                                 2.38
                                WWP/DAG/MPG              [France Flag Icon]
5.  Publicis                    Saatchi & Saatchi   [France Flag Icon]                                                     2.16
6.  Dentsu                      [Japan Flag Icon]                                                                          2.10
7.  B Com 3                     Leo Burnett/DMB&B   [US Flag Icon]                                                         1.93
8.  Grey  Advertising                               [US Flag Icon]                                                         1.57
9.  True North Com              FCB/Bozell          [US Flag Icon]                                                         1.48
10. Cordiant                    Lighthouse        [UK Flag Icon]                                                           0.87
11. Hakuhodo                    [Japan Flag Icon]                                                                          0.82
12. TMP Worldwide               [US Flag Icon]                                                                             0.51

             For Havas Advertising, our strategy led to our scale
________________
*Source: 2000 Ad Age, 1999 GI
*Pro forma estimates include Snyder.

                    A DECENTRALIZED AND MULTICULTURAL GROUP

                           [HAVAS ADVERTISING LOGO]

-------------------------------------------------------------------------------------------------------------
   EURO RSCG                    ARNOLD                  MEDIA PLANNING              diversified agencies
   WORLDWIDE                   WORLDWIDE                     GROUP
                               PARTNERS*
-------------------------------------------------------------------------------------------------------------

  Bob Schmetterer            Ed Eskandarian*             Fernando Rodes               Jean-Michel Carlo

-------------------------------------------------------------------------------------------------------------
     NEW YORK                    BOSTON                     BARCELONA                       PARIS
-------------------------------------------------------------------------------------------------------------

 Europe                    USA*                        Europe                      Europe
 North America             Europe                      North America               North America
 APAC                      LATAM                       LATAM                       APAC
 LATAM

-------------------------------------------------------------------------------------------------------------
 Fully integrated global    Federation of highly        Independent media           Marketing services
         network            creative advertising        planning and buying               division
                                  agencies                    company
-------------------------------------------------------------------------------------------------------------

________________
* After Snyder Closing

                    STRENGTHENED BY 4 OUTSTANDING DIVISIONS

                         [Snyder Communications logo]
   [Arnold logo] [Bounty SCA Worldwide logo] [circle.com logo] [Brann logo]

                 Facilitating successful and rapid integration

                         WITH A STABLE MANAGEMENT TEAM

 .  Four new outstanding CEO's committed to continue

     .  Ed Eskandarian  ARNOLD

     .  Dennis Eastham  BRANN

     .  Steven Kaplan   BOUNTY

     .  Bob Wilke       CIRCLE.COM

 .  Forty new senior managers

 .  20,000 worldwide staff of which 10,000 are based in US

                     PERFECTLY INTEGRATED INTO OUR 4 DIVISIONS

                           [HAVAS ADVERTISING LOGO]

-------------------------------------------------------------------------------------------------------------
 Bob Schmetterer             Ed Askandarian*                 Fernando Rodes            Jean-Michel Carlo
-------------------------------------------------------------------------------------------------------------
 Euro RSCG Worldwide         Arnold Worldwide Partners*      Media Planning Group      diversified agencies
-------------------------------------------------------------------------------------------------------------
 NEW YORK                    BOSTON                          BARCELONA                 PARIS
-------------------------------------------------------------------------------------------------------------
 Bounty SCA will add         Arnold will reinforce           The media for Arnold      Brann
 great Marketing             Campus and become the           will reinforce Media      Largest worldwide DM
 Services strength to        lead agency of the second       Planning USA              Network
 Euro RSCG Worldwide.        network                                                   circle.com
 Overall Euro RSCG                                                                     Internet company
 Marketing Services will                                                               listed on Nasdaq
 now rank #2 Worldwide.

-------------------------------------------------------------------------------------------------------------
 [Bounty SCA                 [Arnold logo]*                  [Arnold Media logo]       [circle.com logo]
 Worldwide logo]                                                                       [Brann logo]
-------------------------------------------------------------------------------------------------------------

______________
*  After Snyder closing

                  ALLOWING US TO EXCEED STRATEGIC OBJECTIVES
                      PRESENTED TO INVESTORS IN 1998...


2001 Objectives                                        2000 Pro forma*
 .  Top 5 ranking worldwide                             .  Top 4 ranking worldwide

 .  $ 2 billion in GI                                   .  $2.2 billion in GI

 .  56% marketing services                              .  60% marketing services

 .  80% outside of France                               .  84% outside of France

 .  40% in U.S.                                         .  45% in U.S.

 .  Major interactive force                             .  Leading interactive force

 .  40% of client base in most dynamic growth           .  Greater than 50% of client base in most dynamic
   sectors                                                sectors

 .  EBIT margin expansion to 14% by 2001                .  EBIT margin expansion to 14% in 2000

                              . . . ahead of plan

______________
*Pro forma estimates or targets

           WITHOUT DIVISIONAL CLIENT CONFLICT AND WITH STRONG BRANDS

[BOX CONTAINING LOGOS OF            Havas Advertising Clients
HAVAS ADVERTISING CLIENTS]


Snyder Communications Clients   [BOX CONTAINING LOGOS OF SNYDER
                                COMMUNICATIONS CLIENTS]

                A MAJORITY OF OUR REVENUES FROM CLIENTS ON THE
                             MOST DYNAMIC SECTORS

TELECOM               FINANCIAL SERVICES          HIGH-TECH           MEDIA/NEW MEDIA             HEALTHCARE
Cegetal              Abbey National         Alcatel                Amazon.com             American Home Products
France Telecom       American Express       Dell                   BMG Entertainment      Bayer
Lucent               Barclays               Intel                  Canal +                Bristol Myers Squibb
Worldcom             BNP                    Microsoft              CNN.com                GlaxoWellcome
Telefonica           First US Bank          Philips                The Independent        Novartis
Vodafone             J.P. Morgan            Storage Tek            Tom.com                Parke Davis
AT&T                 KPMG                   Aol.com                Universal Studios      Pfizer
Bell Atlantic        Nasdaq AMEX            IBM                    Columbia House         Aventis
British Telecom      Oppenheimer            Motorola               Disney                 Schering Plough
GTE                  Prudential             Myway.com              Wsj.com                Smithkline Beecham
InfoSpeed            The Hartford           Sony                   Yahoo!                 Merck
Sprint               Wells Fargo                                                          Pharmacia Upjohn
                     Bank of America                                                      Roche
                     E Trade
                     First National
                     Fleet
                     US Bancorp

           Greater than 50% of GI from five fast growing categories

                              OUR TOP 20 CLIENTS

               With an exceptional client development potential

                                  Global                 Cross Discipline
                                                        (Adv, MS, PR, Int)

MCI WORLDCOM                  [PICTURE OF GLOBE]               **
PROCTER & GAMBLE                                              ****
INTEL                         [PICTURE OF GLOBE]               ***
PEUGEOT                       [PICTURE OF GLOBE]              ****
GTE COMMUNICATIONS                                             **
PHILIPS                       [PICTURE OF GLOBE]               ***
SMITHKLINE BEECHAM                                             ***
CITROEN                       [PICTURE OF GLOBE]              ****
VOLVO                         [PICTURE OF GLOBE]               ***
AMERICAN HOME PRODUCT         [PICTURE OF GLOBE]              ****
VOLKSWAGEN                                                     **
MCDONALDS                                                      **
BRITISH TELECOM                                                **
IBM CORPORATION                                                ***
DANONE                        [PICTURE OF GLOBE]              ****
FLEET FINANCIAL GROUP                                          **
PARKE - DAVIS                 [PICTURE OF GLOBE]               *
BELL ATLANTIC                                                  **
MICROSOFT                     [PICTURE OF GLOBE]               ***
CANAL+                        [PICTURE OF GLOBE]               ***

                 Top 20 clients less than 25% of pro forma GI
                  No single client represents more than 3.5%*

____________
*1999

                             CLIENT CONCENTRATION*
                         Low exposure to any one brand

                          Percent of Billings - 1999

           [BAR CHART SHOWING PERCENT OF BILLINGS BY TOP 10 CLIENTS
             AND LARGEST CLIENT FOR HAVAS ADVERTISING**, OMNICOM,
                     INTERPUBLIC, WPP AND YOUNG & RUBICAM]


   Havas Advertising has one of the lowest exposures to client concentration


________________
*Company reports and analyst estimates; ** Pro forma including Snyder

               ALLOWING A BETTER BALANCE AMONG OUR 4 DIVISIONS*

                                 [PIE CHARTS]

  Havas Advertising                        Havas Advertising + Snyder
         1999                                         2000
  -----------------                        --------------------------
Euro RSCG Worldwide             66%      Euro RSCG Worldwide                 52%
3 Other Divisions               34%      3 Other Divisions                   48%
 Diversified Agencies Group                Diversified Agencies Group
 Campus                                    Arnold Worldwide Partners
 Media Planning Group                      Media Planning Group


________________________

*Pro forma estimates

                          GREATER GEOGRAPHIC BALANCE*

                                 [PIE CHARTS]

 Havas Advertising                   Havas Advertising + Snyder
        1999                                   2000
 -----------------                   --------------------------
France                    24%      France                   16%
Other Europe              35%      Other Europe             33%
USA                       31%      USA                      45%
APAC                       5%      APAC                      3%
LATAM                      5%      LATAM                     3%


________________________

*Pro forma estimates

              CONCENTRATED ON FASTER GROWING AND MORE PROFITABLE
                                  ACTIVITIES*

                                 [PIE CHARTS]

      Havas Advertising                 Havas Advertising + Snyder
             1999                                 2000
      -----------------                 --------------------------

Marketing Services             45%    Marketing Services       60%
Advertising                    55%    Advertising              40%


________________________

*Pro forma estimates

                            INTERACTIVE LEADERSHIP


 .  Well-positioned in fastest growing segment

     [Circle.com LOGO] Euro RSCG Interaction [Connectworld LOGO]

 .  Euro RSCG ranked #1 interactive network among global advertising companies*

 . Solid interactive platform across all four operating divisions supporting a strong international client base

 .  Circle.com adds significant on-line advertising strengths

    Ranking first among our peers in size and performance of wholly owned, integrated interactive agencies*


________________________

*2000 Adweek Survey, based on 1999 estimated revenues

                         MARKETING SERVICES LEADERSHIP

                          Ranked by 1999 Gross Income

                                  [BAR CHART]


                                         Millions $
----------------------------------------------------
                      Brann Worldwide       479
----------------------------------------------------
          The Sales Machine Euro RSCG       367
----------------------------------------------------
                  OgilvyOne Worldwide       318
----------------------------------------------------
                      Draft Worldwide       314
----------------------------------------------------
               Rapp Collins Worldwide       312
----------------------------------------------------
                              Impiric       311
----------------------------------------------------
                              Digitas       187
----------------------------------------------------
              Carlson Marketing Group       184
----------------------------------------------------
          Grey Direct Marketing Group       135
----------------------------------------------------
        McCann Relationship Marketing       122
----------------------------------------------------


Brann / Euro combined are 2.7x larger than the third ranked player and represent
                             31% of this universe.


Source: DMA May 2000

                        II. SNYDER ACQUISITION CLOSING

                              SUMMARY HIGHLIGHTS



 .  Valued at $29.50 per share: $2.1bn in total

 .  Paid in Havas Advertising ADR's expected to be listed on Nasdaq under symbol
   HADV on Sept. 27th

 .  Protective collar mechanism

 .  Shareholder lock-up agreements

 . Pooling of interests accounting method under French GAAP (no additional goodwill on the transaction)

 .  Immediately accretive

 .  Targeting synergies from top line growth and cost savings

                                LEGAL STRUCTURE



          [Charts Depicting Legal Structure Before and After Merger]



                            Simplicity and clarity

                          EXCHANGE RATIO CALCULATION*


 .  20-day HAV closing price average:                     23,43(euro)
 .  Lower collar limit:                                   24,65(euro)
 .  20-day average $/(euro) exchange rate:             1(euro) = 0,8729$
 .  Price guaranteed within collar:                       29.50$
 .  Exchange Ratio:                          29,50 /(24.65 * 0,8729) = 1,3710


_____________________

*Calculations assume closing will occur on September 25, 2000

                        NUMBER OF SHARES TO BE ISSUED*

Preliminary Prospectus                                       Final Prospectus
20-day HAV clos. price avg             na                    20-day HAV clos. price              23.43(euro)
                                                             avg
HAV price retained                  24.65(euro)              HAV price retained                  24.65(euro)
$/(euro) 20-day avg                0.8455                    $/(euro) 20-day avg                0.8729
Exchange ratio                     1.4154                    Exchange ratio                     1.3710


                            SNC                HA shares                                  SNC                 HA shares
                            Securities                                                    Securities
                            at 07 31 00                                                   at 09 25 00
Shares                         72,337,423    102,386,389     Shares                         73,487,270      100,751,047
Options                         8,460,100     11,976,426     Options                         6,940,227        9,515,051
Options in Cash                 3,302,985      4,675,045     Options in Cash                 3,302,985                0
              ------------------------------------------                   --------------------------------------------
              Total            84,100,508    119,037,859                   Total            83,730,482      110,266,098
              ------------------------------------------                   --------------------------------------------

          _____________________

          *Calculations assume closing will occur on September 25, 2000

                           NUMBER OF SHARES ISSUED**

        Number of shares to be used for calculating EPS 2000 (pro forma)

(Numbers in Millions, Unaudited)
                                         1st Half                       Estimated Full Year 2000
                                            Havas             Havas           Issued for          Proforma
                                         Advertising       Advertising           SNC               HA+SNC
Outstanding at 31/12/99                     145.9
Outstanding at 30/06/00                     155.1

Basic                                       150.0              152.6            100,8              253,3

Fully Diluted*                              180.1              180.3            105,1              285,3


_____________________

* Assuming application of the Treasury Stock Method, taking actual quarterly share prices for first semester and assuming 25(euro) in Q3 and 25,5(euro) in Q4 for HAV and taking # of shares issued as at 09/22/00 and 20 day average HAV closing price in US $ for Snyder shares and options.
**Calculations assume closing will occur on September 25, 2000

                        RESULTING SHAREHOLDER STRUCTURE*

% of issued shares as of 07.31.2000

                                       [PIE CHART]

Havas SA                                   11%
Former SNC Shareholders                    38%
Public & Institutional Shareholders        49%
Treasury Stock                              2%


                        Globalizing the shareholder base

_____________________

*Calculated as of 01/08/2000, on the basis of 100 751 047 ADS issued for Snyder acquisition and 162 738 740 issued Havas Advertising shares

                    PRO FORMA SNAPSHOT OF THE COMBINED GROUP

                                   Havas Advertising          Snyder           Combined
Selected items*
  Income statement 1999
  Gross income                                 1,208             565              1,773
  EBIT**                                         151              84                235
  Cash earnings                                   79              51                130
  Earnings                                        56              16                 72

  Balance sheet 31/12/99
  Goodwill                                       847             156              1,003
  Net cash (debt)                                 61***            5                (20)
                                                                 (81)

Selected ratios
  EBIT margin                                   12.5%           14.9%              13.3%
  Cash EPS**/++                                 0.52(euro)      0.55(euro)         0.53(euro)

                    A strong financial basis for the future

_____________________

* Issued in French prospectus
** before goodwill amortization and exceptional. / ++ Nb. Shares issued: at 31/12/99 for Havas Advertising, as if merger occurred on 1/8/00 for Snyder. *** Assuming conversion of the convertible bond outstanding

                       III. FIRST HALF YEAR 2000 RESULTS

                        2000 : AN OUTSTANDING FIRST HALF

Gross Income                                +  38.8%

EBIT                                        +  46.0%

EBIT / GI                                      13.0%

Net Income before extra and gw*             +  54.6%

Net Income*                                 +  53.1%

                        Our strategy delivering results

_____________________

* group share

                                    H1 2000:
                           SUPERIOR GROWTH CONTINUES

Gross Income (H1 '00 vs. H1'99)

 .    Unadjusted                       +  38.8%

 .    Constant Scope                   +  20.6%

 .    Constant Scope & Currency        +  12.9%


                        In both organic and total growth

                      H1 2000:  Strong New Business Gains

Net New Business*


                                                       Billings
                                                    (euro) Millions
          Euro RSCG Worldwide                                   631
          Campus                                                 93
          Media Planning Group                                  409
          Diversified Agencies Group                            205
                                              TOTAL    (euro) 1,338

                              Up 41 % over H1 1999

   * Management Estimates

                                   MAJOR WINS

 .  Euro RSCG WorldWide:
   - Subway, Astrazeneca, Alliance-Air France, Tusa Financial Sces, Alberto Culver, CNN.

 .  CAMPUS:
   - Toshiba Europe, Real Estate Web, Carrefour, Liberty Surf, IQ Publishing, RAC, VIAG lnterkom.

 .  MEDIA PLANNING GROUP:
   - Reckift Benckiser, Thomson, Orange Intl, Sky Team, Self Trade, Reed Intl, Bayer, Cervezas, Bongrain, Heineken, Packard, Yoplait, Candia.

 .  DIVERSIFIED AGENCIES GROUP:
   - Leclerc, IBM, CIC, AA, Microsoft, Airprime, Lucent, Europ@web, E-IDC World Cup Morocco 2006

                                  MAJOR LOSSES

 .  Euro RSCG WorldWide:
   -  Iomega, Fleet Bank.

 .  CAMPUS:
   -  Orange UK.

 .  MEDIA PLANNING GROUP:
   -  Retevision, Scottish Widows.

 .  DIVERSIFIED AGENCIES GROUP:
   -  Clarins, The Body Shop.

                     H1 2000:  STRATEGIC ACQUISITION GROWTH

 .    19 Companies acquired:
     -  Consulting (Meridian - US)
     -  Interactive (Tyee - US)
     -  Marketing Services (Integrated Options - Australia)
     -  Corporate Relations (Middleberg and Kratz & Jensen - US)
     -  Sports Marketing (ISL - France)
     -  Healthcare (Remtulla - Canada)
 .    100 M euro of revenue estimated on a pro forma full year basis
 .    For a total investment of 120 M euro

                       H1 2000:  DYNAMIC EXTERNAL GROWTH

     .  Regional Breakdown of Acquisitions*

                  EUROPE                       32%
                  USA                          63%
                  APAC                          5%
                  LATAM                         0%

     .  Breakdown of Acquisitions by Activity*

                  Traditional Advertising       2%
                  Marketing Services           98%

     _____________
     * % of Gross Income, estimated on a Full Year Basis

                      GROSS INCOME:  EVOLUTION BY REGION

                                        Constant         Gross

                    Europe               14.4%         +36.3%
                    North America         8.9%         +39.9%
                    Latin America        21.0%         +50.9%
                    Asia Pacific         16.8%         +52.1%

                                        +12.9%         +38.8%

                       GROSS INCOME:  REGIONAL BREAKDOWN


                            30/06/99       30/06/00
North America                  32.5%          32.3%
Europe                         31.8%          34.5%
France                         26.7%          23.0%
Asia Pacific                    4.1%           4.6%
Latin America                   4.9%           5.6%

                                100%           100%

                      GROSS INCOME:  DIVISIONAL BREAKDOWN
                                FIRST HALF 2000

                                          30/06/00
Euro RSCG                                     63.6%
Campus                                         5.8%
DIVERSIFIED AG.                               19.4%
MEDIA                                         11.2%

                                               100%

                               DOT COM ACTIVITIES

 .  Less than 3% Group GI

 .  20% Net New Business 1H 2000

 .  3 Dot Com categories:
   -  Start up
   -  Established interactive brands
   -  Traditional Clients

                               FIRST HALF RESULTS

                          Consolidated income = +54.6%

                          GROSS INCOME:  EBIT ANALYSIS

                                                                  [up from
                                          1999           2000       00/99]
                                        June 30        June 30     June 30
Gross Income (M euro)                    531.2          737.2         + 38.8%

EBIT (M euro)                             65.6           95.9         + 46.0%

% of GI                                   12.4%          13.0%

                         NET INCOME BEFORE EXTRA AND GW



M (euro)                     1999                  2000             [Increase]
                            June 30               June 30

EBIT                         65.6                  95.9                + 46.0%
Financial results             4.3                   0.1
Income tax                  (27.5)                (35.0)

-------------------------------------------------------------------------------
Net Income bef extra & gw
-  Total                     42.4                  61.5
-  Group share               27.7                  42.9                + 54.6%
-------------------------------------------------------------------------------

                                   NET INCOME

M (euro)                                1999          2000         [Increase]
                                       June 30       June 30
------------------------------------------------------------------------------
NET INCOME bef extra & gw
-  Total                                 42.4          61.5
-  Group share                           27.7          42.9         +54.6%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
NET INCOME, group share after            29.1          44.6         +53.1%
 extraordinary, bef gw
------------------------------------------------------------------------------

------------------------------------------------------------------------------
NET INCOME groupshare                    20.2          28.6         +41.7%
------------------------------------------------------------------------------

                              EARNINGS PER SHARE*

                 ---------------------------------------------
                    Issued at       Weighted       Net Income
                       30.06.00      Average        M (euro)
                                     Shares
                 ---------------------------------------------
--------------------------------------------------------------------------------------------------
Issued              161 113 620     155 975 540
Treasury Stock*      (6 000 000)     (6 000 000)                  Basic EPS
Basic Number                        149 975 540        42,9      0,29 (euro)            +42,3%
Dilution
Warrants              5 518 900       3 531 040
Stock Options         7 630 720       5 322 980
Purchase options*     6 000 000       4 874 580
Convertible bond     11 847 100      16 434 240         0,7      Diluted EPS
                    -----------
Fully diluted       186 110 340     180 138 380        43,6      0,24 (euro)            +39,3%
-------------------------------------------------------------------------------------------------

                              CASH FLOW STATEMENT

          M (euro)
          .  Net Debt at 31/12/99                (119)
          .  Operating cash flow                   91
          .  Changes in working capital          (109)
          .  Net Investment                      (173)
          .  Conversion of Bonds                   73
          .  Dividends                            (41)
          .  Other Changes                          7
                                            --------------
          .  Net Debt at 30/06/00                (271)

                         Balance Sheet - June 30, 2000

                                                          (in million euro)
--------------------------------   ----------------------------------------
     ASSETS         2000    1999          LIABILITIES        2000      1999
--------------------------------   ----------------------------------------
Goodwill             970     625     Shareholders' equity     851       640

Fixed Assets         227     195     Provisions                77        36

Working Capital        2     (97)
                                     Net Debt                 271        47
--------------------------------   ----------------------------------------
TOTAL:              1199     723     TOTAL:                  1199       723
--------------------------------   ----------------------------------------

                             SUSTAINED IMPROVEMENT

            ----------------------------------------------------------------
                1996        1997        1998         1999     1er s. 2000
----------------------------------------------------------------------------
GI Growth

- organic       7,0%       11,0%       11,0%        12,7%         12,9%
            ----------------------------------------------------------------

- total         9,1%       17,0%       12,2%        38,2%         38,8%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
EBIT/GI         9,2%       10,4%       11,4%        12,5%         13,0%
----------------------------------------------------------------------------

                    THE FASTEST GROWING COMPANY IN 1999 ...
                            CONTINUING IN 2000 ...

     --------------------------------------------------------------------
                              1H Gross Income Growth
                                   2000 / 1999                EBIT / GI
                          -------------------------------   -------------
                            Organic             Total           1999
                          ------------     --------------   -------------
      HAVAS ADVERTISING      12.9%              38.8%           13,0%

      OMNICOM                15.8%              19.9%           15,9%

      WPP                    14.9%              18.6%           13,3%

      Y & R                  12.7%              18.2%           13,2%

      INTERPUBLIC            13.0%              16.1%           14,1%
     --------------------------------------------------------------------

                 ... with upside for continued margin expansion

____________________

Sources:  Company data and analysts' estimates

                           EVOLUTION OF SHARE PRICE


      [LINE CHART DEPICTING HAVAS ADVERTISING'S SHARE PRICE, THE EUROPEAN ADVERTISING INDEX AND THE US ADVERTISING INDEX FOR THE PERIOD BEGINNING
               SEPTEMBER 20, 1999 AND ENDING SEPTEMBER 18, 2000]

                                 93% 1Y return


____________________

Source:  IDD Information Services, Adjusted for stock split
US Index: Omnicom, Interpublic, Young & Rubicam, True North (equally weighted) European Index: WPP, Publicis Groupe and Cordiant (equally weighted)

                               IV.  CONCLUSIONS

                                  CONCLUSIONS


In a positive environment, with the Snyder acquisition, we have:

     .  Critical mass (world's 4th largest)

     .  Key player in US, leader in Europe

     .  World's largest network in marketing services

     .  Greater than 50% client base in fastest growing categories

     .  Interactive leader in advertising field

     .  No major restructuring, no divisional client conflict

     .  Strong financial position to fund growth

                                2000 OBJECTIVES*


Pro Forma Gross Income Growth Greater Than 20%
Pro Forma Organic Growth Greater Than 10%
EBIT margin expansion to 15% by 2H 2001

Continuing to deliver on our potential through strategic acquisitions, organic growth and new business generation

____________________

*Pro forma with Snyder

                         FORECASTS AND TRENDS FOR 2001


  .  A buoyant worldwide market in 2001

  .  In this context:

     .  Gross Income growth over the 5 previous years = 30% per year

     . Organic growth has been consistently in excess of market growth in recent years

     .  Profitability target:  15% in 2H 2001

                             [Right Arrow graphic]

                         FORECASTS AND TRENDS FOR 2001


   . First half 2000

     .    Gross Income                   + 38.8%

     .    Net Income Bef extra & gw      + 54,6%

   . We expect Europe to be the most dynamic region in 2001 but the US to remain strong

   . Synergy objective between 35-50 Million $

   . 60% of our revenues (2000 pro forma estimate) in the most dynamic, profitable and least cyclical business


                               [Down Arrow graphic]

     HAVAS ADVERTISING'S OBJECTIVE IS TO CONTINUE EXCEEDING MARKET GROWTH

        A new 3 year plan will be presented at the end of December 2000

                                V.  RESOLUTIONS

                               FIRST RESOLUTION


Authorization given to the Board of Directors to increase the share capital by issuing new shares to SNYDER COMMUNICATIONS, INC. Shareholders in exchange of their SNC shares and options.

                               SECOND RESOLUTION


Delegation to the Board of Directors of the authority to increase the share capital.

                               HAVAS ADVERTISING


                                   [Graphic]